Exhibit 99.4

NICE CXone Ranks First Overall in 2021 Contact Center in the Cloud Report from Ventana Research

Extensive analysis reveals NICE CXone a leader in five of seven categories, more than any other product in the Cloud Value Index

Hoboken, N.J., May 11, 2021 – NICE (Nasdaq: NICE) today announced NICE CXone has again landed the top spot in The Contact Center in the Cloud Value Index, 2021 Vendor and Product Assessment from Ventana Research. NICE CXone rated No. 1 in five of seven evaluation categories – more than any other product in the Cloud Value Index, earning the top overall weighted score. NICE CXone achieved a top two rating in the other two categories.

The Value Index examines 14 vendors' products in seven evaluation categories, five that evaluate the products' experience and the ability to support the breadth and depth of business and technology needs for contact centers and two that address customer experience and the supporting vendor validation and total cost of ownership/return on investment. Ranking first overall, NICE CXone is categorized as an “exemplary vendor” and is the overall Value Index Leader within all seven evaluated categories of Customer and Product Experience.

According to the Contact Center in the Cloud Value Index, “There is no evident gap in NICE’s offering… The company was early to explore advanced analytics in and beyond the contact center, and to robotic process automation. Its Capability ranking was excellent across the board, with evidence in our research that its investments are both fundamental (workforce optimization) and cutting edge (artificial intelligence and interdepartmental workflow automation).”

Businesses today are in the unique position of balancing widespread disruption with consistently growing customer expectations and digital fluency. Consumers increasingly want seamless and speedy omnichannel interactions with businesses, and companies need to not only meet consumers in their preferred channel and ensure effortless movement between channels but also lay a scalable foundation, ready to evolve as the landscape changes. NICE CXone’s smart, comprehensive and unified approach to customer analytics, omnichannel routing, workforce engagement, automation and artificial intelligence gives contact centers the power and agility to quickly respond to rapidly changing demands.

“Now more than ever businesses must adapt to the new demands of their customers, making choosing a vendor that can help companies quickly and confidently adapt to changing business needs even more critical,” said Paul Jarman, NICE CXone CEO. “In this rapidly evolving landscape, companies look to a proven leader for navigating change and addressing the needs of the next generation of consumers. We are proud that NICE CXone again tops the list as the clear leader in the Ventana Research Value Index because it’s yet another validation from a trusted analyst that NICE CXone provides the reliability, flexibility and scalability to help companies act smarter, respond faster and be the first in customer experience.”

Ventana Research’s Value Index provides an in-depth analysis of technology suppliers’ products working with mobile technology, evaluating their strengths and gaps compared to competitors’ products by assigning specific numerical ratings, both overall and for each of the seven components of the Value Index for technology buyers to consider. The 2021 Value Index for the Contact Center in the Cloud identifies the companies that deliver the highest value based on an overall weighted assessment and the rating of the vendor for product and consumer experience.

“One of the reasons buyers are turning to cloud-based contact centers is the pace of innovation, which comes quickly and continuously,” said Keith Dawson, VP & Research Director of Ventana Research. “The race to expand and enhance capabilities is highly competitive among all the vendors. In addition to earning the top overall weighted score, NICE CXone was recognized as a Leader in multiple categories, including Capabilities in the 2021 Ventana Research Contact Center in the Cloud Value Index, achieving strong results thanks to its rich combination of interaction handling, analytics and agent management tools.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.